HAND & HAND PC

34145 Pacific Coast Highway, #379

Dana Point, CA 92629

(949) 489-2400

Facsimile (949) 489-0034

June 13 2012

Duc Dang

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

BlueStar Entertainment Technologies, fka Solarte Hotel Corporation

Form 20-F

Filed January 17, 2012

File No. 000-54360

Dear Mr. Dang:

We respond as follows to your comment letter:

General

1.

Please update your EDGAR profile to reflect your new company name and other information as appropriate.  Additionally, please ensure that you use the proper file number in future filings.

The EDGAR profile will be updated.

2.

Please explain your basis for filing the Form 8-A filed April 21, 2011.

A Form 10 is filed concurrently.

3.

Please provide us with an analysis of how you determined that you continue to satisfy the definition of the term "foreign private issuer."  Please refer to Rule 3b-4 of the Exchange Act.

The status as a foreign private issuer is determined as of the end of the second fiscal quarter, December 31, 2011. Since Mr. Hansen was the sole director on that date, and he is a US citizen, the issuer no longer is a foreign private issuer for the 2013 fiscal year.

4.

Please explain the relationship of this company to BlueStar Technologies, Inc.  Further please expand your disclosure in Item 6 to address Mr. Hansen's relationship with BlueStar Technologies, Inc.

There is no relationship at all and Mr. Hansen has no more involvement.

Item 4.  Information on the Company, page 4

5.

Please provide a more detailed description regarding your business.  For example, please elaborate on the following:

•

The considerations and timeline associated with your decision to become BlueStar Entertainment Technologies, Inc.

•

Whether you have any clients and what experience you have in providing the types of services contemplated by your new plan.

•

The other jurisdictions you intend to provide services in.

•

The government regulations that would apply to your business.

•

The businesses you are competing with.

•

The experience of your officer that supports your transition to this new business plan.

Please ensure that you provide all of the disclosure required by Item 4 of Form 20-F.

Complied.

Item 5.  Operating and Financial Review and Prospects, page 4

6.

Please advise us as to why you believe you are eligible to take advantage of the safe harbors provided by the Private Securities Litigation Reform Act or, alternatively, remove your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act in future filings.

Complied by removal of the reference.

7.

Please provide all of the disclosure required by Item 5 of Form 20-F.  For instance, the introductory narrative should provide insight into the material opportunities, challenges, and risks, that your executive officers are most focused and explain how management is addressing such opportunities, challenges, and risks.  We note that the company had a net loss of $27,079 for the year ended June 30, 2011, and an accumulated deficit of $84,207.

Complied in the Form 10.

Analysis of Financial Position, Liquidity and Capital Resources, page 5

8.

Please provide a more detailed analysis of your sources and uses of cash for the current year.  For example, describe the transactions in which related parties and shareholders made advances to you.  Please file the agreements with these related parties.  Please also describe how you expect to fund your operations for the next fiscal year.  If you do not have options for funding your operations, please clearly state this and disclose the impact this may have on your operations.

Complied.

Item 7.  Major Shareholders and Related Party Transactions, page 6

Related Party Transactions, page 7

9.

Please explain the relationship of Hand and Hand to you.

Complied.

Very truly yours,

 /s/ Jehu Hand

Jehu Hand

JH:kp